Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2012, 2011, 2010, 2009 and 2008. As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, we have provided the coverage deficiency amounts for those periods. Earnings are the sum of (i) loss from continuing operations before losses from equity affiliates, and (ii) fixed charges, less (i) interest capitalized. Fixed charges are the sum of (i) interest expensed and capitalized, (ii) amortization of capitalized expenses related to indebtedness, and (iii) estimate of interest within rental expense.

	Year Ended December 31,
	2012	2011	2010	2009	2008
Loss from continuing operations before income taxes*	$(15,675)	$(16,839)	$(16,817)	$(24,071)	$(29,118)
Plus: Fixed charges	670	1,110	865	179	255
Less: Interest capitalized	624	1,039	1,475	—	—

Earnings, as adjusted	$(15,629)	$(16,768)	$(17,427)	$(23,892)	$(28,863)

Fixed charges	670	1,110	865	179	255

Total fixed charges	$670	$1,110	$865	$179	$255

Preferred stock dividends	—	—	—	—	—
Ratio of earnings to fixed charges	—	—	—	—	—
Ratio of earnings to combined fixed charges and prefererred stock dividends	—	—	—	—	—
Deficiency of earnings available to cover fixed charges	(14,959)	(15,658)	(16,562)	(23,713)	(28,608)

Deficiency of earnings available to cover fixed charges and preferred stock dividends	$(14,959)	$(15,658)	$(16,562)	$(23,713)	$(28,608)

*	Excluding losses from minority interest and income/loss from equity investees.